55.



SI   05044143   :OMMISSION   49

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11/30

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47762

RECEIVED

NOV 2 9 2005

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   __10/01/04__   AND ENDING   __09/30/05__

                                           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Group One Trading, L.P. and Subsidiaries

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 South LaSalle Street, Suite 3232
                                    (No. and Street)

Chicago	Illinois	60605
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chad Grosam   312-294-2345
                                                                   (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Altschuler, Melvoin and Glasser LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive	Chicago	IL	60606-3392
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED

JAN 2 3 2006

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, Chad Grosam, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to the firm of Group One Trading, L.P. and Subsidiaries, as of September 30, 2005, is true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

_____

_____

_____

Sworn and subscribed to me on the

_21st_ day of _November 2005_

Nancy J. Simenson

| OFFICIAL SEAL |
| NANCY J. SIMENSON |
| NOTARY PUBLIC, STATE OF ILLINOIS |
| MY COMMISSION EXPIRES 3-26-2009 |

Chad Grosam
Signature

Chief Financial Officer
Title

This report** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

Group One Trading, L.P. and Subsidiaries

Consolidated Statement of Financial Condition

September 30, 2005

Filed Pursuant to Rule 17a-5(d) Under the Securities
Exchange Act of 1934



Altschuler, Melvoin and Glasser LLP
Certified Public Accountants

Group One Trading, L.P. and Subsidiaries
Table of Contents
September 30, 2005



Altschuler, Melvoin and Glasser LLP
Certified Public Accountants

Independent Auditors' Report

Partners and the Audit Committee of
Group One Trading, L.P. and Subsidiaries

We have audited the accompanying consolidated statement of financial condition of Group One Trading, L.P. and Subsidiaries (the "Company") as of September 30, 2005 that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Commission. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Group One Trading, L.P. and Subsidiaries as of September 30, 2005 in accordance with U.S. generally accepted accounting principles.

Chicago, Illinois
November 11, 2005

Group One Trading, L.P. and Subsidiaries
Consolidated Statement of Financial Condition
September 30, 2005

Assets

Receivable from and deposits with clearing broker	$ 99,015,517
Securities owned	
Marketable ($974,212,875 pledged)	974,460,872
Not readily marketable	479,167
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization of $8,833,625	1,602,312
Exchange membership, at cost (market value $650,000)	330,000
Other assets	348,737
Total assets	**$ 1,076,236,605**

Liabilities and Partners' Capital

Liabilities	
Securities sold, not yet purchased	$ 1,021,391,052
Compensation payable	16,269,310
Accounts payable and accrued expenses	4,581,649
Subordinated borrowings	6,661,235
Liabilities other than General Partners' capital subject to mandatory redemption	1,048,903,246
General Partner's capital subject to mandatory redemption	7,102,994
Total liabilities	1,056,006,240
Partners' capital	20,230,365
Total liabilities and partners' capital	**$ 1,076,236,605**

Note 1 Nature of Operations

Principles of Consolidation—The consolidated financial statements include the accounts of Group One Trading, L.P. (a California limited partnership) ("Group One"), and its wholly owned subsidiary, Dynamex Trading, LLC (a California limited liability company) ("Dynamex") (collectively the "Company").

Share King, LLC (formerly Mr. Stock, Inc.) ("Share King"), which was a majority owned subsidiary, sold its business in the 2002 fiscal year, and received a final cash payment of $1,400,000 on October 14, 2004. During September 2005, after obtaining a release from obligations related to its former operations, Share King was dissolved.

All significant intercompany balances and transactions are eliminated in consolidation.

Nature of Operations—Group One and Dynamex are broker-dealers registered with the Securities and Exchange Commission. Group One is a market maker/specialist, buying, selling and dealing as principal in U.S. exchange-traded securities and derivative financial instruments. Dynamex provides execution services to Group One.

Note 2 Summary of Significant Accounting Policies

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Securities and Derivative Financial Instruments—Securities and derivative financial instrument transactions are recorded on a trade date basis. Exchange-traded securities and derivative financial instruments are carried at fair value. Unrealized gains and losses and dividends are reflected in net trading gains from principal transactions. Securities not readily marketable are valued at fair value as determined by management.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Furniture, Equipment and Leasehold Improvements—Furniture and equipment are depreciated using accelerated methods over the estimated useful lives of the assets. Leasehold improvements are being amortized on the straight-line basis over the lesser of the estimated useful lives of the assets or the lease term.

Exchange Membership—The exchange membership is held for operating purposes and is carried at historical cost.

Note 2   Summary of Significant Accounting Policies, *Continued*

General Partner's Capital Subject to Mandatory Redemption—In May 2003, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards No. 150, *Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity* ("FAS 150") that became effective for the Company during the fiscal year ended September 30, 2005. FAS 150 establishes standards for how an entity classifies and measures certain financial instruments with characteristics of both liabilities and equity. Under FAS 150, General Partner's capital subject to mandatory redemption is required to be classified as a liability, as opposed to previously having been classified as partners' capital. The cumulative effect of this change in accounting principle has been reflected by reducing partners' capital and increasing General Partner's capital subject to mandatory redemption as of October 1, 2004 by $5,095,620.

Employee Unit-Based Compensation—Group One accounts for employee unit-based compensation in accordance with the provisions of SFAS No. 123, *Accounting for Stock-Based Compensation* ("FAS 123"). Pursuant to FAS 123, Group One recognizes compensation expense for units awarded to employees for services performed in the current year at the estimated fair value at the date of the award. In December 2004, the Financial Accounting Standards Board issued FAS No. 123 Revised *Share-Based Payment* ("FAS 123R"), which requires entities to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award, with limited exceptions. This statement is effective as of the beginning of the first annual reporting period that begins after December 15, 2005. Management of the Company is evaluating the impact of FAS 123R on the Company's financial statements.

Income Taxes—Group One, Dynamex, and Share King are taxed as partnerships under the provisions of the Internal Revenue Code and, accordingly, are not subject to federal income taxes. Instead, the partners are liable for the federal income taxes on their respective shares of taxable income.

Note 3   Fair Value of Financial Instruments

All of the Company's assets and liabilities, except for furniture, equipment, and leasehold improvements, are considered financial instruments. These assets and liabilities, except for the exchange membership, are either reflected at fair value or are short-term or replaceable on demand. Therefore, their carrying amounts approximate their fair values.

Group One Trading, L.P. and Subsidiaries
Notes to the Consolidated Statement of Financial Condition
September 30, 2005

Note 4   Securities Owned and Sold, Not Yet Purchased

Marketable securities owned and sold, not yet purchased at September 30, 2005 consist of:

	Marketable Securities Owned	Marketable Securities Sold, Not Yet Purchased
Equity securities	$ 588,650,285	$ 646,320,334
Equity options	385,562,590	375,070,718
Certificates of deposit	247,997	
Total	$ 974,460,872	$ 1,021,391,052

At September 30, 2005, marketable securities and cash on deposit with the Company's clearing broker of $974,212,875 and $98,185,542, respectively, collateralize securities sold, not yet purchased.

The certificates of deposit collateralize bank letters of credit issued in connection with office space leases for Group One.

Securities not readily marketable at September 30, 2005 of $479,167 consist of equity investments for which there is no exchange or independent, publicly quoted market. The estimate of the fair value may differ significantly from the value that would have been used had a ready market existed for such equity investments.

Note 5   Subordinated Borrowings

Group One's borrowings subordinated to the claims of general creditors of $6,661,235 represent amounts due to certain members of Group One's General Partner, and bear interest at varying rates, approximately 4 percent at September 30, 2005. These borrowings are due on demand, subject to certain limitations, and are not available in computing net capital under the net capital requirements (see Note 12).

Note 6 Partners' Capital Subject to Mandatory Redemption and Partners' Capital

Effective October 1, 2004, the Company's limited partnership agreement was amended to establish A and B Classes of General Partner ownership interests. The Class A interest is a nonredeemable investment in the Company that may not be distributed, except upon dissolution of Group One. To the extent the Class A interest is reduced below $17,000,000 due to allocation of losses, no distributions are to be made from the Company to the General Partner until, among other things, the Class A interest is at least $17,000,000. The Class B interest in the Company is redeemable at the election of the General Partner. The first $1,500,000 of the General Partner's share of the Company's annual income is allocated to the Class A interest, and the balance is allocated as interest to the Class B interest. Losses are first allocated to the Class B interest and then to the Class A interest.

The General Partner, under certain circumstances, including death or termination of employment of a member, and subject to certain limitations, has the obligation to repurchase all or a predetermined portion of the member's interests over a period of time. If the General Partner's Class B interest is not sufficient to satisfy the entire obligation, the General Partner is not obligated to repurchase the member's units.

The Company's limited partnership agreement does not directly provide for mandatory redeemable obligations on partners' capital. However, because the General Partner would likely redeem part or all of the Class B interest to satisfy its obligations to repurchase its members' interests, the Class B interest is reflected as General Partner's capital subject to mandatory redemption in the accompanying financial statements.

Group One's limited partnership agreement also provides for three series of limited partnership assignees (the "Assignees") with varying rights and privileges. The Assignees, among other things, do not have voting or consent rights regarding partnership matters. Group One or its designee has the right to purchase, under certain circumstances, all of the vested portion of the Assignees' units at the lesser of $10,000 per full unit, or fair value as determined by the General Partner.

Under the terms of the partnership agreement, profits and losses are allocated based upon predetermined percentages. The General Partner is entitled to receive approximately 98 percent of net profits and losses, as defined, and the Limited Partners and Assignees receive the remaining 2 percent. Subject to certain conditions, the holders of limited partnership units are also entitled to receive interest on their units.

The partnership agreement provides, among other things, that Group One shall dissolve no later than December 31, 2043.

Note 7 Related-Party Transactions

Group One pays the General Partner for seat rental.

Note 8   Employee Compensation Plans

Traders' compensation consists of a base salary and a percentage of each trader's net revenue, which may be limited based upon the net income of the Company. This compensation, which is in the form of cash, vested units of the General Partner and contingent compensation, is expensed in the year awarded and units are issued subsequent to year end. The contingent compensation, subject to certain conditions, is fully paid within two years after the date of the award. Contingent compensation payable to traders may be recaptured if, among other things, the trader does not achieve certain trading results or the trader's employment terminates. Compensation payable at September 30, 2005 includes contingent compensation to traders of $2,736,959.

Compensation for other employees consists of a base salary and a discretionary bonus based on the operating results of the Company. This compensation, which is the form of cash and vested units of the General Partner is expensed in the year awarded and units are issued subsequent to year end.

During the year ended September 30, 2005, Group One established an employee unit-based compensation plan (the "Plan"), under which up to 1,000,000 Common and 1,000,000 Preferred Units (collectively the "Units") of the General Partner may be awarded to employees of the Company. The Units are fully vested and may be restricted or unrestricted Units of the General Partner. As of September 30, 2005, there are 925,669 Preferred and 925,669 Common Units available under the Plan. The weighted fair value of the Units issued at the dates of issuance was approximately $19 for Common and Preferred Units. Compensation payable at September 30, 2005 includes $1,018,439 of Units awarded under the Plan that are restricted for three years from the date of the award.

Note 9   Commitments and Contingencies

The Company leases office space, equipment, and communications services under noncancelable operating lease agreements that expire on various dates through July 31, 2010. At September 30, 2005, minimum annual rental commitments that at inception had a noncancelable lease term of more than one year, exclusive of additional payments that may be required for certain increases in operating costs, are as follows:

2006	$ 1,098,294
2007	820,933
2008	658,638
2009	681,020
2010	504,117
	$ 3,763,002

Note 9   Commitments and Contingencies, *Continued*

In September 2000, the Company reached a tentative settlement to settle a consolidated antitrust class action suit brought against five national securities exchanges and various registered options traders, including the Company. The suit alleged a conspiracy and an agreement to divide the market for the trading of options by allocating the ability to trade one or more options to various registered options traders on a single exchange. During the year ended September 30, 2005, the Company entered into a modified settlement agreement, which at September 30, 2005 is pending a final decision by the courts. At September 30, 2005, accounts payable and accrued expenses includes $1,069,000 accrued pursuant to the modified settlement agreement.

In January 2004, a consolidated antitrust class action suit was brought against four national securities exchanges and various registered options traders, including the Company, alleging violations of federal and state securities laws, including improper handling of options orders and a conspiracy to fix prices in the options market. In 2005, a federal district court dismissed the antitrust claims. Management intends to vigorously contest the remaining allegations and, due to the preliminary stage of this claim, is unable to predict the ultimate outcome of this matter.

In addition, in the normal course of business the Company is subject to various unasserted claims, litigation, regulatory, and arbitration matters. Because these claims and matters are at a preliminary stage, management is unable to predict their outcome. At September 30, 2005, accounts payable and accrued expenses include an estimated liability of $1,000,000 related to these open matters. This significant estimate could change by a material amount in the near term.

Note 10   Employee Benefit Plan

Group One maintains a 401(k) profit sharing plan covering all eligible employees. The Company may make discretionary contributions to the plan, subject to certain limitations as set forth in the plan agreement.

Note 11   Financial Instruments with Off-Balance-Sheet Risk

Proprietary Trading Activities

In connection with its proprietary market-making and trading activities, the Company enters into transactions in a variety of securities and derivative financial instruments, primarily exchange-traded equity options and futures contracts. Options held provide the Company with the opportunity to deliver or take delivery of specified financial instruments at a contracted price. Options written obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the option is exercised by the holder. Futures contracts provide for the delayed delivery or purchase of financial instruments at a specified future date at a specified price or yield. These derivative financial instruments may have market risk and/or credit risk in excess of the amounts recorded in the consolidated statement of financial condition.

Group One Trading, L.P. and Subsidiaries
Notes to the Consolidated Statement of Financial Condition
September 30, 2005

Note 11 Financial Instruments with Off-Balance-Sheet Risk, *Continued*

Market Risk—Derivative financial instruments involve varying degrees of off-balance-sheet market risk. Changes in the market values of the underlying financial instruments may result in changes in the value of the derivative financial instruments in excess of the amounts reflected in the consolidated statement of financial condition. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative and other financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to manage its exposure to market risk arising from the use of these financial instruments through various analytical monitoring techniques.

In addition, the Company sells securities it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the consolidated statement of financial condition at September 30, 2005, at market values of the related securities and would incur a loss if the market value of the securities were to increase subsequent to September 30, 2005.

Credit Risk—Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. Exchange-traded financial instruments generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements or the margin requirements of the individual exchanges.

Concentration of Credit Risk—All trades of the Company are cleared by a clearing broker. In the event this counterparty does not fulfill its obligation, the Company may be exposed to risk. The risk of default also depends on the creditworthiness of the counterparties to these transactions. The Company attempts to minimize this credit risk by monitoring the creditworthiness of the clearing broker.

Note 12 Net Capital Requirements

Group One is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1). Group One has elected the "alternative method" under this rule, whereby it is required to maintain "net capital" equal to the greater of $250,000 or 2 percent of "aggregate debits," as these terms are defined. Net capital and aggregate debits change from day to day, but as of September 30, 2005, Group One had net capital of approximately $17,017,000 and net capital requirements of $250,000. The net capital rule may effectively restrict the withdrawal of partners' capital.

Dynamex is also subject to the SEC Rule 15c3-1. At September 30, 2005, Dynamex was in compliance with this rule.

Note 13   Consolidated Subsidiary

Group One's consolidated subsidiary has total assets and members' equity of approximately $276,000 and $258,000, respectively.

The accounts of Group One's consolidated subsidiary is not included in Group One's computation of net capital as the assets of Group One's consolidated subsidiary is not readily available for the protection of Group One's broker-dealer and other creditors, and the liabilities of Group One's consolidated subsidiary is not guaranteed by Group One.